UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.____________)*

Paragon Shipping Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

69913R309
(CUSIP Number)

Michael Bodouroglou c/o Paragon Shipping Inc. 15 Karamanli Ave. GR 166 73 Voula Greece 011 30 210 891 4600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	69913R309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael Bodouroglou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

6,203,288

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

6,203,288

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,203,288

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%

14.	TYPE OF REPORTING PERSON*

IN

*(SEE INSTRUCTIONS)

** Mr. Bodouroglou may be deemed to beneficially own 6,203,288 of these shares through Innovation Holdings, S.A., a Marshall Islands company of which he is the controlling person.

CUSIP No.	69913R309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Innovation Holdings, S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,203,288

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,203,288

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,203,288

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4%

14.	TYPE OF REPORTING PERSON*

CO

*(SEE INSTRUCTIONS)

CUSIP No.	69913R309

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of Class A common stock, par value $0.001 per share (the “Common Stock”) of Paragon Shipping Inc., a Marshall Islands corporation (the “Issuer”).  The principal executive office and mailing address of the Issuer is 15 Karamanli Ave., GR 166 73 Voula Greece.

Item 2.	Identity and Background.

(a-c, f)
This Schedule 13D is being filed by Michael Bodouroglou and Innovation Holdings, S.A., a company owned and controlled by Michael Bodouroglou (the “Reporting Persons”).  The principal business address of the Reporting Persons is: c/o - 15, Karamanli Ave. GR 166 73 Voula Greece.  Michael Bodouroglou is the Chief Executive Officer and Chairman of the Issuer.  The citizenship of Michael Bodouroglou is Greece.  The citizenship of Innovation Holdings, S.A. is the Marshall Islands.

(d-e)
None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, Michael Bodouroglou may be deemed to beneficially own 6,203,288 shares of Common Stock.  As of the date hereof, Innovation Holdings, S.A. owns 6,203,288 shares of Common Stock.  One million of the shares of the Common Stock issued to the Reporting Persons were issued pursuant to the Issuer’s 2006 Amended and Restated Equity Incentive Plan.  The source of funds used by the Reporting Persons to purchase the balance of the securities reported herein is the working capital of Innovation Holdings, S.A.  For further information regarding these acquisitions please see Item 5.

Item 4.	Purpose of Transaction.

Innovation Holdings, S.A. holds its Common Stock for investment purposes.  The Common Stock that Michael Bodouroglou may be deemed to beneficially own is held for investment purposes, but as the Chief Executive Officer and Chairman of the Issuer, Michael Bodouroglou controls the management and policies of the Issuer.  In the future, Michael Bodouroglou may be involved in and may plan for his involvement in any or all of the following:

(1)	the acquisition of additional Common Stock of the Issuer, or the disposition of Common Stock of the Issuer;

(2)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(3)	a sale or transfer of a material amount of assets of the Issuer;

(4)	any material change in the present capitalization or dividend policy of the Issuer;

(5)	any other material change in the Issuer’s business or corporate structure;

(6)	changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(7)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(8)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(9)	any action similar to those enumerated above.

Any future decision of Michael Bodouroglou to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5.	Interest in Securities of the Issuer.

Michael Bodouroglou has the sole power to vote or direct the vote of 6,203,288 shares of Common Stock; has the shared power to vote or direct the vote of 0 shares of Common Stock; has the sole power to dispose or direct the disposition of 6,203,288 shares of Common Stock; and has shared power to dispose or direct the disposition of 0 shares of Common Stock.

Innovation Holdings, S.A. has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 6,203,288 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 6,203,288 shares of Common Stock.

The Issuer concluded a private placement in November 2006 pursuant to which the Issuer issued 2,250,000 shares of Common Stock and 450,000 warrants to purchase shares of Common Stock to Innovation Holdings, S.A.  In addition, the Issuer issued 2,003,288 Class B common shares to Innovation Holdings at the time of its private placement in November 2006.  Following the Issuer’s initial public offering, all the 2,003,288 Class B common shares were converted into shares of Common Stock on a one-for-one basis.

Upon the completion of the Issuer’s private placement in the forth quarter of 2006, the Issuer granted Michael Bodouroglou options to purchase an aggregate of 500,000 shares of Common Stock, all of which have been exercised.

On August 21, 2009, the Issuer granted 1,000,000 restricted shares of Common Stock to Innovation Holdings, S.A. under the Issuer’s 2006 Amended and Restated Equity Incentive Plan.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Neither Michael Bodouroglou nor Innovation Holdings, S.A., a company controlled by Michael Bodouroglou, has any contract, arrangement, understanding or relationship with any person with respect to their respective shares of Common Stock.

Item 7.	Material to be Filed as Exhibits.

A.	Agreement between the Reporting Persons to file jointly

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2009

INNOVATION HOLDINGS, S.A.* By: /s/ Michael Bodouroglou Name: Michael Bodouroglou Title: Principal
/s/ Michael Bodouroglou* Name: Michael Bodouroglou

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Agreement

The undersigned agree that this Schedule 13D dated August 31, 2009, and any amendments hereto, relating to the Common Stock of Paragon Shipping Inc. shall be filed on behalf of the undersigned.

Dated: August 31, 2009

INNOVATION HOLDINGS, S.A. By: /s/ Michael Bodouroglou Name: Michael Bodouroglou Title: Principal
/s/ Michael Bodouroglou Name: Michael Bodouroglou

SK 25744 0001 1026451